SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: November 2002

                                     ABB Ltd
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X             Form 40-F
                                ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No   X
                          ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated November 5, 2002, in connection with the sale of the Company's Structured Finance business to GE Commercial Finance.

2. Notification of the Company, dated November 6, 2002, in connection with Investor AB's holdings of the Company.

Press Release

For your business and technology editors

EU gives clearance for sale of Structured Finance business to GE Commercial Finance

Group on target to meet net debt reduction goal by year-end

Zurich, Switzerland, November 5, 2002 - ABB, the leading power and automation technology group, today welcomed the announcement by the European Commission that it has approved the sale of ABB's Structured Finance business to GE Commercial Finance.

ABB said the cash proceeds of about US$ 2.3 billion would be used to cut its debt and strengthen its balance sheet. The transaction is scheduled to be closed on November 29, 2002.

"We welcome the European Commission's decision. We are on track to meet our net debt reduction target by the end of 2002," said Peter Voser, ABB's chief financial officer.

ABB said it would reduce net debt, which was US$ 4.1 billion at the start of 2002, by at least US$ 1.5 billion this year. "With this sale, other asset divestments already announced and cash from operations, we are confident that we will reach our target." said Voser.

The sale has also been approved in the United States. Formal approval from the Swedish Financial Supervisory Authority is expected well in advance of closing.

ABB said the sale of Structured Finance is part of the company's strategy to focus on core areas of power and automation technology.

Under the deal, ABB sold most of its Structured Finance business. The aircraft leasing business, the ABB Export Bank, and the 35 percent equity stake in the Swedish Export Credit Corporation, which were not part of the agreement, are expected to be divested. Approximately US$ 250 million of these assets have been sold since July 1, 2002.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 146,000 people.

For more information, please contact:

Media Relations:                               Investor Relations:

ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Thomas Schmidt                                 Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                           USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                           investor.relations@ch.abb.com
media.relations@ch.abb.com

Investor AB's holdings in ABB increase beyond 5 Percent

Zurich, November 6, 2002 - Pursuant to Art. 20 of stock exchange act, the Swedish investment company Investor AB, Arsenalsgatan 8c, SE-103 32 Stockholm, announced that, as per November 4, 2002, it holds a total of 82,009,799 registered shares of ABB Ltd, Zurich. This corresponds to 6.83 percent of total capital and voting rights.

                                   SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:  November 6, 2002                 By:       /s/  BEAT HESS
                                           -----------------------------------
                                           Name:   Beat Hess
                                           Title:  Group Senior Officer



                                        By:        /s/ HANS ENHORNING
                                           -----------------------------------
                                           Name:   Hans Enhorning
                                           Title:  Group Vice President